UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

On October 8, 2025, Currenc Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), entered into a Securities Purchase Agreement (the “Agreement”) with New Margin Holding Limited (the “Investor”), pursuant to which the Company may issue, in up to four (4) closings, unsecured convertible promissory notes (the “Notes”) and ordinary share purchase warrants (the “Warrants”) for an aggregate purchase price of up to $30,000,000. The aggregate principal amount of the Notes issuable across all closings is up to $33,000,000. The Warrants have an exercise price of $1.85 per ordinary share of the Company (“Ordinary Shares”). The Investor will pay a single purchase price at each closing for the Notes and Warrants issued at such closing; the Warrants do not have a separate cash purchase price.

At the initial closing on October 8, 2025 (the “Initial Closing”), the Company issued to the Investor (a) a Note with a principal amount of $4,400,000, which amount equals 110% of the $4,000,000 funding due to the Company at the Initial Closing, and (b) a Warrant exercisable for a number of Ordinary Shares determined in accordance with the Agreement, which is equal to 50% of the applicable funding amount for such closing divided by 115% of the VWAP of the Ordinary Shares on the trading day immediately preceding the applicable closing date (the “Warrant Share Amount”). The Notes bear interest at a rate of 5% per annum, are convertible into Ordinary Shares at an initial conversion price of $1.85 per share (subject to adjustment) and are subject to a prepayment premium equal to 10% of the principal amount prepaid. The Warrant has an exercise price of $1.85 per share (subject to adjustment) becomes exercisable six (6) months after its issue date and remains outstanding for sixty (60) months from the commencement of the exercise period, subject to earlier termination or treatment upon certain fundamental transactions as set forth therein.

Subject to the satisfaction or waiver of applicable conditions set forth in the Agreement and the absence of an Event of Default (as defined in the Agreement), three additional closings are contemplated as follows:

●	Second Closing: for a purchase price of $6,000,000, to occur on a date designated by the Company no later than fifteen (15) days after the Initial Closing. The Note issued at the Second Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Second Closing will have a Warrant Share Amount determined as described above.
●	Third Closing: for a purchase price of $10,000,000, to occur on a date designated by the Company that is thirty (30) days after the date on which the initial resale registration statement filed pursuant to the Agreement covering the resale of the Ordinary Shares underlying the Notes and Warrants then outstanding is first declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The Note issued at the Third Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Third Closing will have a Warrant Share Amount determined as described above.
●	Fourth Closing: for a purchase price of $10,000,000, to occur within five (5) business days after the Company’s market capitalization exceeds $275,000,000 for ten (10) consecutive trading days, on a date designated by the Company. The Note issued at the Fourth Closing will have a principal amount equal to 110% of the applicable funding amount for such closing, and the Warrant issued at the Fourth Closing will have a Warrant Share Amount determined as described above.

Promptly following each closing, and in any event within sixty (60) days after such closing date, the Company will prepare and file with the SEC a registration statement on Form F-3 (or, if the Company is not then eligible to use Form F-3, on Form F-1) or, if a registration statement is already effective, a prospectus supplement, in each case covering the resale by the Investor of the Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants issued at such closing, in accordance with the terms of the Agreement. The Company will use commercially reasonable efforts to cause any such registration statement to be declared effective, subject to customary deferrals, blackouts and suspensions as permitted by the Agreement.

The Agreement contains a beneficial ownership limitation that, subject to the Investor’s right to elect a higher cap upon sixty-one (61) days’ prior written notice, initially limits conversions of the Notes and exercises of the Warrants to the extent such conversion or exercise would result in the Investor and certain of its affiliates beneficially owning more than 4.99% of the Company’s then outstanding Ordinary Shares. The beneficial ownership limitation may be increased by the Investor to 9.99% effective on the 61st day after delivery of notice of such election, as provided in the Agreement and the instruments.

The Agreement includes customary representations, warranties and covenants of the Company and the Investor, conditions to each closing, and other customary provisions. The Notes provide the holder with certain rights upon a change of control of the Company, including the right to require the Company to prepay the outstanding principal amount plus a 10% premium, or, in lieu thereof, to elect to convert the Notes into Ordinary Shares immediately prior to the consummation of such transaction, in each case as described in the Notes. The Warrants include customary adjustment provisions and fundamental transaction provisions. The issuance of the Notes and Warrants is not registered under the Securities Act of 1933, as amended (the “Securities Act”), and is being made in reliance on exemptions from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. The securities are “restricted securities” and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The Company intends to use the net proceeds from the sale of the Notes and Warrants for general corporate purposes, which may include working capital and repayment of indebtedness.

Copies of the Agreement, the form of Note, the form of Warrant and the Press Release are filed as Exhibits 10.1, 10.2, 10.3 and 99.1, respectively, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of the Agreement, the Notes, the Warrants and the Press Release do not purport to be complete and are qualified in their entirety by reference to such exhibits.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-290314) and on Form S-8 (File No. 333- 288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.
10.1	Securities Purchase Agreement dated October 8, 2025
10.2	Form of Note
10.3	Form of Warrant
99.1	Press Release of Currenc Group Inc., dated as of October 9, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Currenc Group Inc.

Date: October 14, 2025	By:	/s/ Wan Lung Eng
	Name:	Wan Lung Eng
	Title:	Chief Financial Officer

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